TEXAS JACK OIL & GAS CORPORATION
15 Belfort
Newport Coast, California 92657

June 20, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attn:	H. Roger Schwall, Asst. Director
P.J. Hamidi, Staff Attorney
Laura Nicholson, Staff Attorney

Re:	Texas Jack Oil and Gas Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed June 3, 2014
File No. 333-193599

To Whom It May Concern:

In accordance with there being no further comments from the SEC, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 amendment number 4 to 12:00 (Eastern Standard Time) on June 25, 2014 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

*	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing     effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.
Very Truly Yours,

Texas Jack Oil & Gas Corporation

/s/ Robert Schwarz
President, of Texas Jack Oil & Gas Corporation Chief Executive Officer, Chief Financial Officer, President, Secretary, and Director Principal Executive Officer and (Principal Accounting Officer)